July 13, 2010
Mr. Hugh West
Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549
RE:	Seacoast Banking Corporation of Florida Form 10-K for the Fiscal Year Ended December 31, 2009 Form 10-Q for the Fiscal Year Ended March 31, 2010 File No. 000-13660
Dear Mr. West:
SEC Comment
Management’s Discussion and Analysis
Nonperforming Assets, page 9
1.	Please revise your future filings to quantify the types of concessions made (e.g. rate reductions, payment extensions, forgiveness of principal, forbearance or other actions) concerning troubled debt restructurings and discussion of your success with the different type of concessions. Show us what your disclosure will look like in your response.
Response
Troubled debt restructurings (“TDRs”) at December 31, 2009 by type of concession change and delinquency after restructuring included:

		TDRs 30 days and
(In thousands)		greater past due
Rate reductions	$16,854	$0
Maturity extended	76,238	12,613
Forgiveness of principal	2,688	88
Other	275	275

	$96,055	$12,976

It is the Company’s policy to only enter into TDRs after a full underwriting of the loan customer with current credit information. The Company’s experience with redefaults to date has been limited for all type of concessions. However, given the continued economic stress it is probable that some TDRs will likely redefault in the future. The Company will revise future filings to include this information.
SEC Comment
2.	We note your disclosure on page 55 that you modify certain loans that are not considered TDRs. Please describe the types of modifications performed and explain your rationale for not classifying them as TDRs. In this regard, specifically tell us whether you have performed any loan modifications that you consider to be short term in nature (and provide your definition of short term) and therefore concluded that TDR classification was not required.
Response
Loans may be modified from time-to-time to retain borrowers that meet the Bank’s credit quality goals. It is the Company’s policy to classify a loan renewal or modification as a TDR when the customer is experiencing financial difficulties and a concession is granted that would not otherwise be considered. This determination is made after full and complete current financial information is obtained. Modifications that are not TDRs may include an interest rate reduction that reflects a general decline in market interest rates, an extension of maturity or a minor payment schedule adjustment that aligns with Company policy and reflects terms that are available in the market at the time. Therefore, renewals and modifications that are in accordance with current market conditions and loan policy requirements where no concession is granted are not classified as TDRs. The Company will revise future filings to include this information.
SEC Comment
3.	Please tell us and revise your future filings to disclose whether you have performed any CRE workouts whereby an existing loan was restructured into multiple new loans (i.e., A Note/B Note structure). To the extent that you have performed these types of CRE workouts, please provide us with and revise your future filings to disclose the following:
•	Quantify the amount of loans that have been restructured using this type of workout strategy in each period presented;

•	Discuss the benefits of this workout strategy, including the impact on interest income and credit classification;

•	Discuss the general terms of the new loans and how the A note and B note differ, particularly whether the A note is underwritten in accordance with your customary underwriting standards and at current market rates;

•	Clarify whether the B note is immediately charged-off upon restructuring. If not, clarify whether you combine the restructured notes in your evaluation of whether the notes should be returned to accrual status;

•	Confirm that the A note is classified as a TDR and explain your policy for removing such loans from TDR classification; and

•	Clarify your policy for returning the A note to accrual status, including how you consider the borrower’s payment performance prior to the restructuring.
Response
To date, the use of multiple note structures to resolve problem loans has not been material, but use of this structure could increase in future periods. At December 31, 2009 the Company had only one A/B note restructuring for a total of $14 million. The Company does not believe this to be material to its TDR disclosures, but will provide in future filings the disclosures suggested if this type of restructuring becomes material in the future.
SEC Comment
4.	Please tell us and consider revising your future filings to disclose, whether you have noticed an increase in any loan categories such as commercial real estate or construction loans that have been extended at maturity for which you have not considered the loans to be impaired due to the existence of guarantees. If so, provide us with the following information and consider enhancing your disclosure in future filings accordingly:
•	The types of extensions being made, whether loan terms are being adjusted from the original terms, and whether you consider these types of loans as collateral-dependent;

•	To the extent you extend commercial loans at or near maturity at the existing loan rate due to the existence of a guarantee, tell us how you consider whether it is a troubled debt restructuring;

•	In detail, how you evaluate the financial wherewithal of the guarantor, addressing the type of financial information reviewed, how current and objective the information reviewed is, and how often the review is performed;

•	How many times you have sought performance under the guarantee discussing the extent of the successes. As part of your response, discuss the decision making process you go through in deciding whether to pursue the guarantor and whether there are circumstances you would not seek to enforce the guarantee; and

•	Quantify the dollar amount of commercial loans in which your carrying value is in excess of the appraised value but not considered impaired due to the existence of guarantees.
Response
Upon maturity of our loans, each loan is evaluated based on current polices, credit quality expectations, loan-to-value guidelines and offering of and capacity of guarantors, endorsers and co-makers. The evaluation of the borrower and all parties to the transaction includes full and appropriate financial disclosure and of all assets, and analysis of direct debts and all contingent liabilities.
The Bank has not seen an increase in any loan category that has been extended at maturity, which was considered not impaired due to the existence of guarantees. There were only two loans totaling $1.69 million that were extended at maturity for which the carrying value of the loan was in excess of the appraised value of the collateral, but where the loan was considered not impaired given the existence of guarantor support.
If there is an increase in this type of extensions in the future, we will add the suggested disclosures to our future filings.
SEC Comment
Notes to Consolidated Financial Statements
Note R — Fair Value, page 81
5.	Please address and disclose the following as it relates to your appraisal policies:
•	When the Company does not have a new appraisal on file, describe in more detail the procedures performed by your Credit Officers and Special Assets Officers in determining whether the assumptions reflected in these original appraisals are reflective of current market conditions, particularly for those appraisals that are more than a year old;

•	Describe the procedures performed at each balance sheet date to determine the fair value of collateral-dependent impaired loans and OREO. Tell us how you define collateral dependent loans. In determining the fair value address whether you make adjustments to original appraisals to take into consideration current market conditions. If so, describe the types of adjustments made. Alternatively, if you perform an internal valuation to estimate fair value, please describe the valuation approaches used, the significant assumptions used in each model, and if multiple valuation approaches are used, the relative weighting of each model. Clarify whether you make any adjustments to current appraisals and if so, describe the types of adjustments made and the reasons for such adjustments;
•	When you receive new appraisals, describe the type of appraisals received, such as “retail value” or “as is value”;

•	Address how partially charged-off loans measured for impairment based on the collateral value are classified and accounted for subsequent to receiving an updated appraisal. For example, disclose whether the loans are returned to performing status or whether they remain as nonperforming;

•	Address the typical timing surrounding the recognition of a loan as nonaccrual and recording of any provision or charge-off;

•	Address the procedures performed between receipt of updated appraisals to ensure impairment of loans measured for impairment based on collateral value are measured appropriately; and

•	Address how you determine the amount to charge-off.
Response
All impaired loans are reviewed quarterly to determine if valuation adjustments are necessary based on known changes in the market and/or the project assumptions. When necessary, the “As Is” appraised value may be adjusted based on more recent appraisal assumptions received by the Company on other similar properties, the tax assessed market value, comparative sales and/or an internal valuation. If an updated assessment is deemed necessary and an internal valuation cannot be made, an external “As Is” appraisal will be obtained. If the “As Is” appraisal does not appropriately reflect the current fair market value, in the Company’s opinion, a specific reserve is established and/or the loan is written down to the current fair market value.
Collateral dependant, impaired loans are solely dependant on the liquidation of the collateral for repayment. All OREO / REPO loans are reviewed quarterly to determine if valuation adjustments are necessary based on known changes in the market and/or project assumptions. When necessary, the “As Is” appraisal is adjusted based on more recent appraisal assumptions received by the Company on other similar properties, the tax assessment market value, comparative sales and/or an internal valuation is performed. If an updated assessment is deemed necessary, and an internal valuation cannot be made, an external appraisal will be requested. Upon receipt of the “As Is” appraisal a charge-off is recognized for the difference between the loan amount and its current fair market value.

“As Is” values are used to measure fair market value on impaired loans, OREO and REPOs.
Any loan that is partially charged-off remains in nonperforming status until it is paid off regardless of current valuation of the loan.
In accordance with regulatory reporting requirements, loans are placed on non-accrual following the Retail Classification of Loan interagency guidance. Typically loans 90 days or more past due are reviewed for impairment, and bank regulatory if deemed impaired, are placed on non-accrual. Once impaired, the current fair market value of the collateral is assessed and a specific reserve and/or charge-off taken. Quarterly thereafter, the loans carrying value is analyzed and any changes are appropriately made as described above.
Upon receipt of an appraisal, an appraisal review is performed and a specific reserve or charge-off is processed, if warranted.
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please feel free to contact me if you have any further comments or questions.
Very Truly Yours,
/s/ William R. Hahl

William R. Hahl
Executive Vice President/
Chief Financial Officer